Exhibit 99.1

Enzymotec Ltd. Reports First Quarter 2014 Unaudited Financial Results

Net Revenues Increased 29% to $17.9 Million
Net Income Increased 118% to $5.1 Million, or $0.22 Per Share
(Quarterly Non-GAAP Net Income Increased 135% to $5.6 Million, or $0.24 Per Share)

MIGDAL HA'EMEQ, Israel, May 14, 2014 – Enzymotec Ltd. (Nasdaq: ENZY), a developer, manufacturer and marketer of innovative bio-active lipid ingredients, today reported financial results for the first quarter ended March 31, 2014.

First Quarter 2014 Financial Highlights, Compared to the Same Period Last Year

•	First quarter net revenues (equity method) increased 29.1% to $17.9 million

•	First quarter net revenues (proportionate consolidation method) increased 43.5% to $23.7 million

•	First quarter gross margin (equity method) increased over 1,400 basis points to 61.6%

•
First quarter net income increased 118.0% to $5.1 million. First quarter net income includes approximately $0.4 million of secondary offering related expenses and also includes license amortization expenses related to the settlement and license agreement signed with Neptune

•	First quarter non-GAAP net income increased 135.3% to $5.6 million*

•	First quarter adjusted EBITDA increased 119.3% to $6.5 million*

•	Record quarterly operating cash flow of $4.8 million

*	A reconciliation of Non-GAAP financial measures to GAAP Financial measures is set forth below.

Recent Business Highlights:

•
Signed a final settlement and license agreement with Neptune Technologies & Bioressources Inc. (Nasdaq:NEPT) and Acasti Pharma Inc.  As a result, the related U.S. federal court actions against the Company have been dismissed and the International Trade Commission's investigation will be terminated. The Company received a worldwide non-exclusive license to the entire 8,030,348 patent family for as long as any patent in that family exists, for all of the Company's relevant current products and future anticipated products under development.

•	Repaid long-term loan in full, and following that, the Company is no longer subject to any financial or other covenants. All bank pledges on the Company's assets have been removed.

“Our team continues to execute on our strategic growth initiatives and leverage our core strengths, including infant nutrition and health and wellness, to generate solid first quarter growth in net revenues, strong margin expansion and robust earnings,” stated Dr. Ariel Katz, Enzymotec’s President and Chief Executive Officer. “While we are pleased with our start to fiscal 2014, we expect to face a challenging second quarter and, as a result, are reducing our outlook for the year. We believe these headwinds will mainly impact us in the second quarter and remain optimistic in our outlook for second half of the year due to improved supply/demand dynamics across our business segments.”

Dr. Katz concluded, “Notwithstanding our outlook for the second quarter, I believe Enzymotec is well positioned for future growth in revenues and profit as we continue to expand our customer base across our Nutrition and Vaya Pharma segments and further leverage our global infrastructure in order to capitalize on the growth opportunities in front of us.”

First Quarter 2014 Results

Based on the proportionate consolidation method, net revenues for the first quarter of 2014 increased 43.5% to $23.7 million from $16.5 million for the first quarter of 2013.

Based on the equity method of accounting, net revenues for the first quarter of 2014 increased 29.1% to $17.9 million from $13.8 million for the first quarter of 2013.

Gross margin (equity method) for the first quarter of 2014 increased over 1400 basis points to 61.6% from 47.3% for the first quarter of 2013, primarily due to an increase in the volume of sales with higher margin products, as well as improvements in production efficiency, the operation of the new extraction facility and the leveraging of fixed production costs.

Selling and marketing expenses increased to $2.3 million from $1.6 million in the first quarter of 2013, and from $1.8 million in the fourth quarter of 2013, primarily due to the license amortization expenses related to the settlement and license agreement signed with Neptune and as a result of building the sales force of VAYA USA in order to expand sales to additional states.

General and administrative expenses increased to $2.2 million from $1.1 million in the first quarter of 2013, primarily due to expenses related to the secondary offering in February 2014 and due to patent-related legal expenses.

Net income for the first quarter of 2014 increased 118.0% to $5.1 million, or $0.22 per diluted share, based on a weighted average of 23.3 million shares from $2.3 million, or $0.12 per diluted share, based on a weighted average of 3.8 million shares for the first quarter last year.

Non-GAAP net income for the first quarter of 2014 increased 135.3% to $5.6 million, or $0.24 per diluted share from $2.4 million, or $0.12 per diluted share for the first quarter last year.

Adjusted EBITDA for the first quarter of 2014 increased 119.3% to $6.5 million from adjusted EBITDA of $3.0 million for the first quarter of 2013. A reconciliation of adjusted EBITDA to GAAP net income is set forth below.

Below is segment information for the three months ended March 31, 2014 and 2013:

	Three Months Ended March 31, 2014
	Nutrition Segment	VAYA Pharma Segment	Total Segment Results of Operations	Elimination(1)	Consolidated Results of Operations
	(in thousands)
Net revenues	$22,417	$1,305	$23,722	$(5,871)	$17,851
Cost of revenues(2)	12,193	367	12,560	(5,703)	6,857
Gross profit(2)	10,224	938	11,162	(168)	10,994
Operating expenses(3)	3,663	1,769	5,432	—	5,432
Depreciation and amortization	684	59	743
Adjusted EBITDA(4)	$7,245	$(772)	$6,473

	Three Months Ended March 31, 2013
	Nutrition Segment	VAYA Pharma Segment	Total Segment Results of Operations	Elimination(1)	Consolidated Results of Operations
	(in thousands)
Net revenues	$15,642	$884	$16,526	$(2,696)	$13,830
Cost of revenues(2)	9,639	236	9,875	(2,596)	7,279
Gross profit(2)	6,003	648	6,651	(100)	6,551
Operating expenses(3)	2,582	1,494	4,076	—	4,076
Depreciation and amortization	336	40	376
Adjusted EBITDA(4)	$3,757	$(806)	$2,951
____________________
(1)	Represents the change from proportionate consolidation to the equity method of accounting.
(2)	Includes depreciation and amortization, but excludes share-based compensation expense.
(3)	Includes depreciation and amortization, but excludes share-based compensation expense and secondary offering related expenses.
(4)	Adjusted EBITDA is a non-GAAP financial measure. For a definition and a reconciliation of adjusted EBITDA to our net income, see “Non-GAAP Financial Measures” below.

Joint Venture Accounting

Under U.S. GAAP, the Company is required to account for the results of operation of Advanced Lipids AB (AL), the Company's 50%-owned joint venture, using the equity method, meaning that the Company recognizes its share in the net results of AL as a share of profits of an equity investee. Accordingly, the revenues recognized from the arrangement are the amounts the Company charges to its joint venture partner, or the Company's direct costs of production plus its share of the joint venture's profits. For the three-month periods ended March 31, 2014 and 2013, sales of the Company through this joint collaboration amounted to $5.6 million and $3.4 million, respectively.

To provide investors with a better understanding of the Company's performance and for purposes of segment reporting under U.S. GAAP, which requires presentation on the same basis provided to and utilized by management to analyze the relevant segment's results of operations, the Company accounts for the results of operations of AL using the proportionate consolidation method. The financial information included in the tables above under the heading "Nutrition segment" includes, inter alia, the results of operations of AL, using the proportionate consolidation method. Under the proportionate consolidation method, the Company recognizes its proportionate share of the gross revenues of AL and records its proportionate share of the joint venture's costs of production in its statement of operations.

Balance Sheet and Liquidity Data

As of March 31, 2014, Enzymotec had $74.4 million in cash and cash equivalents, $19.8 million in other working capital items and no debt. On January 31, 2014, the Company repaid its long-term loan in full, and following that, the Company is no longer subject to any financial or other covenants. As a result, the bank has removed all pledges on the Company's assets.

The Company generated a record $4.8 million in cash from operating activities during the first quarter of 2014.

Outlook for 2014

For the full fiscal year 2014 the Company updates its guidance as follows:

•	Net revenues, based on the equity method of accounting, of $68 million to $85 million, an increase of 5% to 31% over fiscal year 2013
•	Net revenues, based on the proportionate consolidation method, of $90 million to $110 million, an increase of 12% to 36% over fiscal year 2013
•	Non-GAAP net income of $15 million to $22 million, an increase of 9% to 60% over fiscal year 2013
•	Non-GAAP diluted EPS of $0.64 to $0.94

The Company expects second quarter net revenues and earnings to be equal to or lower than the second quarter of 2013. As the Company previously disclosed, in the second quarter it plans to install new equipment to increase its manufacturing capacity, which will require a temporary shutdown of the plant. Additionally, recent changes in Chinese regulations require infant formula manufacturers to make certain changes to their production chain.  As a result, changes may be required to supply arrangements in response to customer requests. The Company does not expect this change in Chinese regulations to impact its 2014 revenues, but it does expect that this will result in revenues being shifted from the second quarter to the second half of the year. Finally, recent weakness in the Omega-3 market had a negative impact, combined with weather conditions in the U.S. at the beginning of 2014, which resulted in delayed renewal orders from krill oil customers in the U.S., and additional market factors negatively impacted the Australian krill oil market. This is expected to be partially offset by increased demand from emerging territories, such as Europe and the Far East, in the second half of 2014.

Non-GAAP net income represents net income excluding (i) share-based compensation expense and (ii) other unusual income or expenses. Non-GAAP diluted EPS is diluted EPS based on Non-GAAP net income.

Conference Call Details

Enzymotec will host a conference call today at 8:30 a.m. eastern time to discuss its first quarter of 2014 financial results. Listeners in North America may dial +1-877-359-9508 and international listeners may dial +1-224-357-2393along with confirmation code 31406358 to access the live call. A telephonic playback will be available after the call through Wednesday, May 28, 2014. Participants in North America may dial 855-859-2056 and international participants may dial +1-404-537-3406 along with the confirmation code 31406358 to hear the playback.

The call will also be broadcast live over the Internet, hosted at the Investors section of Enzymotec's website at http://ir.enzymotec.com, and will be archived online within one hour of its completion through Wednesday, May 28, 2014.

Forward Looking Statements

This release may contain forward-looking statements, which express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences the following risks:  we depend on third parties to obtain raw materials, in particular krill, necessary for the production of our products; a high proportion of the sales of our InFat product is sold to end users by a single company in China; we are subject to a degree of customer concentration and our customers do not enter into long-term purchase commitments with us; we may be required to pay royalties on sales of our krill products in North America and Australia; we have in the past, and may in the future, become subject to litigation regarding intellectual property rights or other matters; our offering of products as ‘‘medical foods’’ in the United States may be challenged by regulatory authorities; we rely on our Swedish joint venture partner to manufacture InFat, and certain matters related to the joint venture are the subject of disagreement; we are dependent on a single facility that houses the majority of our operations; we may be impacted by delays in manufacturing as we expand our capacity; we may not be able to expand our production or processing capabilities or satisfy growing demand; our gross profits may be adversely affected if we are only able to obtain lower quality krill meal; our ability to obtain krill may be affected by conservation regulation or initiatives; our product development cycle is lengthy and uncertain, and our development or commercialization efforts for our products may be unsuccessful; we are subject to significant and increasing government regulations regarding the sale and marketing of our products; we may not be able to protect our proprietary technology or prevent its unauthorized use by third parties; ; and other factors discussed under the heading "Risk Factors" in the Company's Form 20-F filed with the Securities and Exchange Commission on February 13, 2014. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

About Enzymotec Ltd.

Enzymotec is a leading global supplier of specialty lipid-based products and solutions. The Company develops, manufactures and markets innovative bio-active lipid ingredients, as well as final products, based on sophisticated processes and technologies.

Non-GAAP Financial Measures

Adjusted EBITDA and non-GAAP net income are metrics used by management to measure operating performance.  Adjusted EBITDA represents net income excluding (a) financial expenses, net, (b) taxes on income, (c) depreciation and amortization, (d) share-based compensation expense and (e) other unusual income or expenses, and after giving effect to the change from the equity method of accounting for our joint venture to the proportionate consolidation method.  Non-GAAP net income represents net income excluding (i) share-based compensation expense and (ii) other unusual income or expenses.

The Company presents adjusted EBITDA as a supplemental performance measure because it believes it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting interest expenses, net), changes in foreign exchange rates that impact financial asset and liabilities denominated in currencies other than our functional currency (affecting financial expenses, net), tax positions (such as the impact on periods or companies of changes in effective tax rates) and the age and book depreciation of fixed assets (affecting relative depreciation expense).  In addition, both adjusted EBITDA and non-GAAP net income exclude the non-cash impact of share-based compensation and a number of unusual items that the Company does not believe reflect the underlying performance of our business.  Because adjusted EBITDA and Non-GAAP net income facilitate internal comparisons of operating performance on a more consistent basis, the Company also uses adjusted EBITDA and non-GAAP net income in measuring our performance relative to that of our competitors.  Adjusted EBITDA and non-GAAP net income are not measures of our financial performance under GAAP and should not be considered as alternatives to net income, operating income or any other performance measures derived in accordance with GAAP or as alternatives to cash flow from operating activities as measures of the Company's profitability or liquidity.

Adjusted EBITDA and non-GAAP net income have limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of the company's results as reported under U.S. GAAP as the excluded items may have significant effects on the Company's operating results and financial condition. When evaluating the Company's performance, you should consider adjusted EBITDA alongside other financial performance measures, including cash flow metrics, net income, Operating income (loss) and the Company's other U.S. GAAP results.

The following table presents a reconciliation of adjusted EBITDA to net income for each of the periods indicated:

	Three Months Ended March 31,
	2014	2013
	U.S. dollars (in thousands)
Reconciliation of adjusted EBITDA to net income:
Adjusted EBITDA	$6,473	$2,951
Accounting for joint venture	(168)	(100)
Depreciation and amortization	(743)	(376)
Secondary offering related expenses	(393)	—
Share-based compensation expense	(137)	(53)
Operating income	5,032	2,422
Financial expenses (income), net	(24)	81
Income before taxes on income	5,056	2,341
Taxes on income	(83)	(75)
Share in profits of equity investee	137	78
Net income	$5,110	$2,344

	Three Months Ended March 31,
	2014	2013
	U.S. dollars (in thousands)
Reconciliation of Non-GAAP net income to GAAP net income:
Non-GAAP net income	$5,640	$2,397
Secondary offering related expenses	(393)	—
Share-based compensation expenses	(137)	(53)
Net income	$5,110	$2,344

ENZYMOTEC LTD.
CONDENSED CONSOLIDATED UNAUDITED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Three Months Ended March 31,
	2014	2013
	U.S. dollars in thousands (except per share data)
NET REVENUES	$17,851	$13,830
COST OF REVENUES *	6,860	7,282
GROSS PROFIT	10,991	6,548
OPERATING EXPENSES:
Research and development – net *	1,551	1,445
Selling and marketing *	2,251	1,564
General and administrative *	2,157	1,117
Total operating expenses	5,959	4,126
OPERATING INCOME	5,032	2,422
FINANCIAL INCOM (EXPENSES) – net	24	(81)
INCOME BEFORE TAXES ON INCOME	5,056	2,341
TAXES ON INCOME	(83)	(75)
SHARE IN PROFITS OF EQUITY INVESTEE	137	78
NET INCOME	$5,110	$2,344
OTHER COMPREHENSIVE INCOME:
Currency translation adjustments	$(7)	$(2)
Cash flow hedge	7	34
Total comprehensive income	$5,110	$2,376
EARNINGS PER SHARE:
Basic	$0.24	$0.15
Diluted	$0.22	$0.12
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES:
USED IN COMPUTATION OF EARNINGS PER SHARE:
Basic	21,497,930	3,009,620
Diluted	23,305,560	3,801,585

* The above items are inclusive of the following share-based compensation expense:

Cost of revenues	$3	$3
Research and development net	4	9
Selling and marketing	7	9
General and administrative	123	32
	$137	$53

ENZYMOTEC LTD.
CONDENSED CONSOLIDATED AUDITED BALANCE SHEETS

	March 31	December 31
	2014	2013
	U.S. dollars in thousands
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$74,359	$74,430
Accounts receivable:
Trade	19,713	18,788
Other	3,216	2,738
Inventories	12,587	11,943
Total current assets	109,875	107,899
NON-CURRENT ASSETS:
Investment in equity investee	1,031	809
Intangibles, long-term deposits and other	1,295	111
Funds in respect of retirement benefits obligation	1,227	1,190
Total non-current assets	3,553	2,110
PROPERTY, PLANT AND EQUIPMENT:
Cost	34,861	33,385
L e s s - accumulated depreciation and amortization	7,484	7,021
	27,377	26,364
Total assets	$140,805	$136,373
Liabilities and shareholders' equity
CURRENT LIABILITIES:
Current maturity of long-term bank loan	$—	$4,200
Accounts payable and accruals:
Trade	8,185	6,418
Other	7,566	6,378
Total current liabilities	15,751	16,996
LONG-TERM LIABILITY -
Retirement benefits obligation	1,544	1,474
Total liabilities	17,295	18,470
SHAREHOLDERS' EQUITY:
Ordinary shares	56	55
Additional paid-in capital	120,043	119,547
Accumulated other comprehensive loss	(65)	(65)
Retained earnings (accumulated deficit)	3,476	(1,634)
Total shareholders' equity	123,510	117,903
Total liabilities and shareholders' equity	$140,805	$136,373

ENZYMOTEC LTD.
CONDENSED CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOWS

	Three Months Ended March 31
	2014	2013
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$5,110	$2,344
Adjustments required to reflect cash flows from operations:
Depreciation and amortization	743	376
Change in inventories	(644)	491
Change in accounts receivable	(1,403)	(380)
Change in accounts payable and accruals	882	(265)
Share in profits of equity investee	(137)	(78)
Share-based compensation expense	137	53
Change in other non-current assets	49	(144)
Change in retirement benefits obligation	61	50
Net cash provided by (used in) operating activities	4,798	2,447
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(896)	(704)
Long-term deposits	(13)	—
Investment in equity investee	(92)	—
Change in funds in respect of retirement benefits obligation	(28)	(36)
Net cash used in investing activities	(1,029)	(740)
CASH FLOWS FROM FINANCING ACTIVITIES:
Change in short-term loans	—	(1,000)
Repayment of long-term bank loan	(4,200)	(175)
Exercise of option by employees	360	8
Proceeds from issuance of equity and warrants	—	6,850
Net cash provided by (used in) financing activities	(3,840)	5,683
NET CHANGE IN CASH AND CASH EQUIVALENTS	(71)	7,390
BALANCE OF CASH AND CASH EQUIVALENTS
AT BEGINNING OF PERIOD	74,430	2,729
BALANCE OF CASH AND CASH EQUIVALENTS
AT END OF PERIOD	$74,359	$10,119

Company Contact:
Enzymotec Ltd.
Oren Bryan
Chief Financial Officer
Phone: +972747177177
ir@enzymotec.com

Investors Contact (US)
ICR
Katie Turner
646-277-1228
Katie.Turner@icrinc.com

John Mills
310-954-1105
John.Mills@icrinc.com